Filed Pursuant to Rule 433
Registration No. 333-169315-06

Entergy New Orleans, Inc.

$30,000,000
First Mortgage Bonds,
5.0% Series due December 1, 2052

Final Terms and Conditions

November 26, 2012

Issuer:	Entergy New Orleans, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa3 (stable outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	November 26, 2012

Settlement Date (T+3):	November 29, 2012

Principal Amount:	$30,000,000

Coupon:	5.0%

Coupon Payment Dates:	March 1, June 1, September 1 and December 1 of each year

First Payment Date:	March 1, 2013

Final Maturity Date:	December 1, 2052

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after December 1, 2017

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$29,055,000

Expected Listing:	New York Stock Exchange

Underwriters:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

CUSIP / ISIN:	29364P 509 / US29364P5098

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Morgan Stanley & Co. LLC toll free at 1-800-584-6837.